UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Garmin Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G37260 10 9
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9	Page 2 of 10 pages

			Page 1 of 4 Pages
1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Min H. Kao
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	10,546,188
	6	Shared Voting Power	30,293,568
	7	Sole Dispositive Power	10,546,188
	8	Shared Dispositive Power	30,293,568
9		Aggregate Amount Beneficially Owned by Each Reporting Person	46,047,580
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11		Percent of Class Represented by Amount in Row (9)	21.3%
12		Type of Reporting Person	IN

CUSIP No. G37260 10 9	Page 3 of 10 pages

			Page 2 of 4 Pages
1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Yu-Fan C. Kao
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	5,207,824
	6	Shared Voting Power	30,293,568
	7	Sole Dispositive Power	5,207,824
	8	Shared Dispositive Power	30,293,568
9		Aggregate Amount Beneficially Owned by Each Reporting Person	46,047,580
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11		Percent of Class Represented by Amount in Row (9)	21.3%
12		Type of Reporting Person	IN

CUSIP No. G37260 10 9	Page 4 of 10 pages

			Page 3 of 4 Pages
1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Jennifer Kao
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	15,221,784
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	15,221,784
9		Aggregate Amount Beneficially Owned by Each Reporting Person	15,221,784
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[x]
11		Percent of Class Represented by Amount in Row (9)	7%
12		Type of Reporting Person	IN

CUSIP No. G37260 10 9	Page 5 of 10 pages

			Page 4 of 4 Pages
1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Kenneth Kao
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	15,071,784
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	15,071,784
9		Aggregate Amount Beneficially Owned by Each Reporting Person	15,071,784
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[x]
11		Percent of Class Represented by Amount in Row (9)	6.9%
12		Type of Reporting Person	IN

CUSIP No. G37260 10 9	Page 6 of 10 pages

Item 1(a) Name of Issuer: Garmin Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor, Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(a) Name of Person Filing:   (i) Min H. Kao
(ii) Yu-Fan C. Kao
(iii) Jennifer Kao
(iv) Kenneth Kao

Item 2(b) Address of Principal Business Office or, if none, Residence: 1200 East 151st Street, Olathe, Kansas 66062 for each person listed in 2(a)(i) - (iv)

Item 2(c) Citizenship: USA for each person listed in 2(a)(i)-(iv)

Item 2(d) Title of Class of Securities: Common Shares

Item 2(e) CUSIP Number: G37260 10 9

Item 3. If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. G37260 10 9	Page 7 of 10 pages

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

[ X ] Not applicable. (For each person listed in 2(a)(i)-(iv)

Item 4. Ownership

(a) Amount beneficially owned: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	46,047,580(1) 46,047,580(1) 15,221,784 (2) 15,071,784(2)
(b) Percent of class: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	21.3% 21.3% 7% 6.9%
(c) Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	10,546,188 5,207,824 0 0
(ii)	shared power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	46,047,580 46,047,580 15,221,784 15,071,784
(iii)	sole power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	10,546,188 5,207,824 0 0
(iv)	shared power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao Jennifer Kao Kenneth Kao	46,047,580 46,047,580 15,221,784 15,071,784
(1)   Of the 46,047,580 Common Shares, (i) 10,546,188 Common Shares are held by the Min-Hwan Kao Revocable Trust 9/28/95, over which Min H. Kao has sole voting and dispositive power, (ii) 5,207,824 Common Shares are held by the Yu-Fan C. Kao Revocable Trust 9/28/95 over which Yu-Fan C. Kao has sole voting and dispositive power, and (iii) 30,293,576 Common Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao. Min H. Kao disclaims beneficial ownership of those shares owned by the Yu-Fan C. Kao Revocable Trust 9/28/95 and of those shares owned by the revocable trusts established by his children. Yu-Fan C. Kao disclaims beneficial ownership of those shares owned by the Min-Hwan Kao Revocable Trust 9/28/95 and of those shares owned by the revocable trusts established by her children.

CUSIP No. G37260 10 9	Page 8 of 10 pages

(2)   A revocable trust established by Jennifer Kao holds 15,221,784 Common Shares and a revocable trust established by Kenneth Kao holds 15,071,784 Common Shares. Jennifer Kao and Kenneth Kao each disclaim beneficial ownership of the Common Shares held by the Min-Hwan Kao Revocable Trust 9/28/95 and the Yu-Fan C. Kao Revocable Trust 9/28/95 over which they have no voting or dispositive power and, with respect to Jennifer Kao, the Common Shares held by the revocable trust established by Kenneth Kao over which she has no voting or dispositive power, and with respect to Kenneth Kao, the Common Shares held by the revocable trust established by Jennifer Kao over which he has no voting or dispositive power.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

CUSIP No. G37260 10 9	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2007

By: /s/ Min H. Kao
Name: Min H. Kao

By: /s/ Yu-Fan C. Kao
Name: Yu-Fan C. Kao

By: /s/ Jennifer Kao by Min H. Kao, attorney-in-fact
Name: Jennifer Kao

By: /s/ Kenneth Kao by Min H. Kao, attorney-in-fact
Name: Kenneth Kao

Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among Min H. Kao, Yu-Fan C. Kao, Jennifer Kao and Kenneth Kao, this statement on Schedule 13G is filed on behalf of each of them.

CUSIP No. G37260 10 9	Page 10 of 10 pages

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: January 22, 2007

MIN H. KAO

/s/ Min H. Kao
Min H. Kao

YU-FAN C. KAO

/s/ Yu-Fan C. Kao
Yu-Fan C. Kao

JENNIFER KAO

/s/ Jennifer Kao by Min H. Kao, attorney-in-fact
Jennifer Kao

KENNETH KAO

/s/ Kenneth Kao by Min H. Kao, attorney-in-fact
Kenneth Kao